SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation

Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 5)

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short, Esq.

Vice President and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, as amended by Amendment No. 2 thereto filed with the SEC on August 26, 2010, as amended by Amendment No. 3 thereto filed with the SEC on August 27, 2010, and as amended by Amendment No. 4 thereto filed with the SEC on August 30, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by 3PAR Inc., a Delaware corporation (the “Company”), relating to the tender offer by Dell Trinity Holdings Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Parent” or “Dell”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Dell with the SEC on August 23, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 26, 2010, Amendment No. 2 thereto filed with the SEC on August 27, 2010, Amendment No. 3 thereto filed with the SEC on August 30, 2010 and Amendment No. 4 thereto filed with the SEC on September 2, 2010, and pursuant to which Purchaser offered to purchase all outstanding shares of the common stock, $0.001 par value per share, of 3PAR (the “Shares”) at a price of $27.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2010 (the “Offer to Purchase”), as amended and supplemented by the Amended and Restated Amendment and Supplement to the Offer to Purchase dated August 27, 2010 (the “Amended and Restated Supplement”), and the related original (blue) Letter of Transmittal that accompanied the Offer to Purchase or the related revised (green) Letter of Transmittal enclosed with the Amended and Restated Supplement (either, the “Letter of Transmittal” and, together with the Offer to Purchase and the Amended and Restated Supplement, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase, the Amended and Restated Supplement, the related original (blue) Letter of Transmittal and the related revised (green) Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(K), (a)(1)(B), and (a)(1)(L) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Cautionary Note Regarding Forward-Looking Statements”:

Termination of Merger Agreement with Dell. On September 2, 2010, 3PAR entered into a merger agreement with Hewlett-Packard Company (“HP”), a Delaware corporation and Rio Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of HP, pursuant to which HP has agreed to acquire all of the outstanding Shares of 3PAR for $33.00 per share, net to the holders thereof, in cash without interest thereon, pursuant to a tender offer followed by a merger. Concurrently with the entry into the merger agreement with HP, 3PAR terminated the Merger Agreement with Dell and paid to Dell the $72 million termination fee required thereby. As a result, Dell is required to terminate its Offer on or before September 3, 2010.

In connection with the termination of the Merger Agreement with Dell, the accompanying tender and voting agreement entered into by certain stockholders of 3PAR automatically terminated pursuant to its terms.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(G)	Joint press release issued by Hewlett-Packard Company and 3PAR Inc. on September 2, 2010.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

3PAR INC.

By:	/S/ DAVID C. SCOTT
David C. Scott President and Chief Executive Officer

Dated: September 2, 2010

INDEX TO EXHIBITS

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(5)(G)	Joint press release issued by Hewlett-Packard Company and 3PAR Inc. on September 2, 2010.*

*	Filed herewith.

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